Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 10, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed December 28, 2015

File No. 333-201986

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Heyu Leisure Holiday Corporation (the “Company” or the “Registrant”).

The following responses address the oral comments of the reviewing staff of the Commission as set forth in our recent telephonic discussion. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

1. Filing of an 8-K to address the departure or resignation of an officer or director.

Response: The Company has filed an 8-K to note that Keith Che, its Chief Financial Officer, resigned and left his position at the Company.

2. Status and update regarding Yuan Bo Bay Hot Springs Hotel acquisition.

Response: With respect to the hotel acquisition agreement involving the Company and Yuan Bo Bay Hot Springs Hotel, the hotel owner did not meet the condition precedent that was required by December 31, 2015. Hence, the Company terminated the agreement. There is no payment or further obligation due from the Company as a result of this termination. As such, the disclosure regarding the Yuan Bo Bay Hot Springs Hotel acquisition has been revised in the applicable portions of the Form S-1 to reflect this update.

Separate of the above, we are also including in the accompanying Form S-1 an updated auditor’s consent as Exhibit 23.1 Also attached as Exhibit 5.1 is the requisite opinion of counsel regarding the applicable securities being registered in the Form S-1.

In summary of the foregoing responses to your recent comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments of the Staff. Hence, we await your clearance to request for acceleration of the Form S-1 as soon as the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

2